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       CUSIP No. 36317Q 10 4                         Page 1 of 3 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         GALAXY NUTRITIONAL FOODS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   36317Q 10 4
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                                 (CUSIP Number)

                               Frederick A. DeLuca
                          c/o Doctor's Associates, Inc.
                                  325 Bic Drive
                              Milford, Connecticut
                                 (203) 877-4281
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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       CUSIP No. 36317Q 10 4                         Page 2 of 4 Pages
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1)    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)

      Frederick A. DeLuca
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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)
      (b)

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3)    SEC USE ONLY



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4)    SOURCE OF FUNDS (See Instructions)


      PF
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)


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6)    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
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      NUMBER OF         7)    SOLE VOTING POWER
        SHARES
     BENEFICIALLY             3,869,842
       OWNED BY         --------------------------------------------------------
         EACH           8)    SHARED VOTING POWER
      REPORTING
        PERSON                0
         WITH           --------------------------------------------------------
                        9)    SOLE DISPOSITIVE POWER

                              3,869,842
                        --------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER

                              0
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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,869,842
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12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)


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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      19.3%
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14)   TYPE OF REPORTING PERSON (See Instructions)


      IN
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



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       CUSIP No. 36317Q 10 4                         Page 3 of 3 Pages
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      This Amendment No. 1 to the original Schedule 13D filed as of October 6,
2004 (the "Original Schedule 13D"), is being filed solely to reflect the exercise of warrants, listed as being beneficially owned in the Original
Schedule 13D, into shares of Common Stock on June 16, 2005. This amendment does not reflect a change in the amount of beneficial ownership previously reported in the Original Schedule 13D. The warrants were exercised at the request of the issuer which offered a discount to the exercise price of the warrants to induce the exercise.


Item 3. Source and Amount of Funds or Other Consideration

      The source of consideration for Mr. DeLuca's exercise of warrants into Common Stock was personal funds. In accordance with a warrant agreement dated April 10, 2003, the Company issued to Mr. Frederick DeLuca a warrant to purchase up to 100,000 shares of common stock of the Company at an exercise price of $1.70 per share. Additionally, in accordance with a warrant agreement dated October 6, 2004, the Company issued to Mr. DeLuca a warrant to purchase up to 500,000 shares of common stock of the Company at an exercise price of $1.15 per share. Subsequently, the Company agreed to reduce the per share exercise price on these warrants to $1.36 and $0.92, respectively, in order to induce Mr. DeLuca to exercise his warrants. All of the warrants were exercised on June 16, 2005 for total proceeds of $596,000.

Item 5. Interest in Securities of the Issuer.

      (a) The approximate percentage of Common Stock reported as beneficially owned by Mr. DeLuca is based on 20,043,474 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 16, 2005, based upon information provided by the Company to Mr. DeLuca. After Mr. Deluca's exercise of 600,000 warrants and as of the close of business on June 16, 2005, Mr. DeLuca owns directly and beneficially 3,869,842 shares of Common Stock, all shares subject to immediately exercisable warrants have been exercised. This constitutes approximately 19.3% of the shares outstanding for purposes of
Schedule 13D.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 2005



/s/ Frederick A. DeLuca
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Frederick A. DeLuca